                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            --------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Charter One Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  160903 10 0
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                                 (CUSIP Number)


                            Robert J. Vana, Esquire
                Chief Corporate Counsel and Corporate Secretary
                          Charter One Financial, Inc.
                  (successor to FirstFed Michigan Corporation)
                              1215 Superior Avenue
                             Cleveland, Ohio  44114
                                 (216) 566-5300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 31, 1995
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            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: / /

         Check the following box if a fee is being paid with the statement: / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)








                              Page 1 of 5 Pages

 CUSIP No.       160903 10 0             13D                  Page 2 of 5 Pages


---------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON; S.S. OR I.R.S. IDENTIFICATION
              NO. OF ABOVE PERSON:
              FirstFed Michigan Corporation                                           IRS I.D. No. 38-2839838
---------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            a
                                                                                           --------------------
                                                                                          b
---------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS:  Not applicable
---------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION:  Michigan
---------------------------------------------------------------------------------------------------------------
       NUMBER OF              7       SOLE VOTING POWER:  0
        SHARES           --------------------------------------------------------------------------------------
     BENEFICIALLY             8       SHARED VOTING POWER:  0
       OWNED BY          --------------------------------------------------------------------------------------
        EACH                  9       SOLE DISPOSITIVE POWER:  0
      REPORTING          --------------------------------------------------------------------------------------
     PERSON WITH              10      SHARED DISPOSITIVE POWER:  0
---------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0
---------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                        / /
---------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable
---------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON:  CO
---------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                RELATING TO THE

                    COMMON STOCK, $.01 PAR VALUE PER SHARE,

                                       OF

                          CHARTER ONE FINANCIAL, INC.


ITEM 1.  SECURITY AND ISSUER

         See Item 5.


ITEM 2.  IDENTITY AND BACKGROUND

         See Item 5.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.  See Item 5.

ITEM 4.  PURPOSE OF TRANSACTION

         Not applicable.  See Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On October 31, 1995, the merger of FirstFed Michigan Corporation, a Michigan corporation ("FirstFed"), with Charter One Financial, Inc., a Delaware corporation ("Charter One"), was consummated, with Charter One surviving the transaction (the "Merger"). This Amendment No. 1 to FirstFed's Schedule 13D relates to the common stock, par value $.01 per share, of Charter One ("Charter One Common Stock"). Pursuant to the Stock Option Agreement, dated as of May 31, 1995, and filed as Exhibit 3 to FirstFed's Schedule 13D (the "Stock Option Agreement"), Charter One granted to FirstFed an option to purchase up to 4,481,589 shares of Charter One Common Stock. At the effective time of the Merger, the Stock Option Agreement was terminated in accordance with its terms, thereby eliminating FirstFed's beneficial interest in the aforementioned shares of Charter One Common Stock. In addition, at the effective time of the Merger, Charter One acquired all of the outstanding shares of FirstFed Common Stock, thereby eliminating FirstFed's corporate existence.





                               Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On October 31, 1995, upon consummation of the Merger, the Stock Option Agreement was terminated in accordance with its terms.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.





                               Page 4 of 5 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CHARTER ONE FINANCIAL, INC.
                                    (successor to FirstFed
                                     Michigan Corporation)



Dated: November 9, 1995           By:  /s/ Robert J. Vana
                                     --------------------------------
                                      Robert J. Vana
                                      Chief Corporate Counsel and
                                         Corporate Secretary